FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

May 27, 2008

Item 3: News Release:

A news release dated and issued on May 27 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Mega and CanAlaska Define Uranium Targets at Poplar Project, Athabasca Basin, Saskatchewan

Item 5: Full Description of Material Change:

Vancouver, Canada, May 27th, 2008 – CanAlaska Uranium Ltd. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) (“CanAlaska” or the “Company”) and Mega Uranium Ltd. (TSX:MGA) (“Mega”) are pleased to report the completion of a helicopter-borne magnetic and high powered transient electromagnetic survey (VTEM) on the Poplar Project located on the northern rim of the Athabasca Basin, Saskatchewan. The survey has successfully identified a large number of unconformity-related conductors and structural breaks in areas which have lacked detailed prior exploration. These areas of interest will be the focus of a detailed shallow seismic survey to be carried out using CanAlaska’s proprietary marine seismic unit in order to better define targets for drilling in the winter of 2008/09.

Mega can earn a 50% interest in the Poplar property (see Figure 1) by spending $6 million and by issuing 100,000 Mega shares to CanAlaska over three years. Mega has a $2 million expenditure commitment in the first year of the option and CanAlaska is the operator during the option period. Mega can earn a further 5% interest (total 55% interest) by paying CanAlaska $2 million and issuing an additional 100,000 Mega shares.

The Athabasca Basin is widely considered as being the richest and one of the largest uranium producing regions in the world. The 1,103 square km Poplar property covers 70 kilometres of the northern margin of the Athabasca Basin in northern Saskatchewan, at the eastern end of Lake Athabasca, stretching from Poplar Point in the east to Uranium City and the Gunnar uranium mine in the west. Geological targets in this area are unconformity style uranium deposits and their basement hosted root zones at the Athabasca unconformity, which in this area lies at relatively shallow depths (100-300 metres). Previous exploration by E&B Exploration Limited in 1979 included airborne and marine geophysics, however this work was hindered by equipment limitations and though targets were generated, none were followed up.

The following images have been prepared to show investors some of the detail of these targets.  Summer exploration work will commence in June, 2008.

Magnetic Survey

Uranium City
MEGA URANIUM LTD
POPLAR PROJECT
Athabasca Basin
HISTORICAL MAGNETIC DATA
AREA WITH NO PREVIOUS DATA
0 5 10 15 20
Kilometres

ATHABASCA BASIN

Poplar
ATHABASCA BASIN
SASKATCHEWAN

Lake Athabasca

Poplar Claims Outline

Athabasca Basin Northern Limit

Regional Total Field Magnetics

Poplar Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Date: May, 2008

Map Projection: NAD 83, UTM ZONE 13

Map Drafted by: Brian King (CanAlaska Uranium Ltd.)

MEGA URANIUM LTD
POPLAR PROJECT
Athabasca Basin
NEW (2008) MAGNETIC DATA
Uranium City
Not Available
Not Available
0 5 10 15 20
Kilometres
ATHABASCA BASIN
Poplar
ATHABASCA BASIN
SASKATCHEWAN
Lake Athabasca
Poplar Claims Outline
Athabasca Basin Northern Limit
Winter 2008 Magnetics Survey
Poplar Project
Athabasca Basin, Saskatchewan
CanAlaska Uranium Ltd.
Date: May, 2008
Map Projection: NAD 83, UTM ZONE 13
Map Drafted by: Brian King (CanAlaska Uranium Ltd.)

Figure 2: Historical Survey Coverage	Figure 3: 2008 Magnetics Survey

Figures 2 and 3 show the regional magnetics previously available for the Poplar Project area.  Of note is the large 30 km x 20 km area which the Government surveys did not cover.  Figure 3 shows the detail of the magnetics from the 2008 VTEM survey.  In this image, there is clear evidence of major structural breaks, several edge effects of the north extent of the Athabasca Sandstone cover, and a large number of small isolated spot anomalies, each of which has significance in the search for unconformity style uranium mineralization.

VTEM Survey

Uranium City
MEGA URANIUM LTD
POPLAR PROJECT
Athabasca Basin
NEW (2008) MAGNETIC DATA
SEE ELECTROMAGNETIC DATA
Not Available
Not Available
0 5 10 15 20
Kilometres
ATHABASCA BASIN
Poplar
ATHABASCA BASIN
SASKATCHEWAN
Lake Athabasca
Poplar Claims Outline
Athabasca Basin Northern Limit
Winter 2008 Magnetics Survey
Poplar Project
Athabasca Basin, Saskatchewan
CanAlaska Uranium Ltd.
Date: May, 2008
Map Projection: NAD 83, UTM ZONE 13
Map Drafted by: Brian King (CanAlaska Uranium Ltd.)

POPLAR PROJECT
Athabasca Basin
ELECTROMAGNETIC DATA
NEW 2008 DATA

ATHABASCA BASIN

Poplar
ATHABASCA BASIN
SASKATCHEWAN

High

Conductive Features Revealed by VTEM Survey

Low

Partial Survey Data

Channel EMZ02

Winter 2008 VTEM Survey

Poplar Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Date: May, 2008 | Map Projection: NAD 83, UTM ZONE 13 | Map Drafted by: Brian King (CanAlaska Uranium Ltd.)

Figure 4: 2008 VTEM Survey Area	Figure 5: VTEM Survey Detail

Figure 4 focuses on the central portion of the VTEM survey, and Figure 5 details a portion of the total VTEM survey and shows conductive formations in red and less conductive zones in shades of blue and green.  Again, there are a number of sharp linear targets, as well as disruption and bending of these features related to structural disturbances.  These zones are of additional importance for locating uranium mineralization in the Athabasca Basin.  Of particular note is the apparent definition of the edge of the Athabasca sandstone associated with a major east-west trending fault structure.  Previous work in this area has located isolated sandstone remnants much further north and the current survey provides significant control on the geology of the Athabasca sandstone along the north edge of the basin as a critical step towards the definition of drill targets at shallow depths in this area.

Summer Work Program

TRCIDX
25
50
75
100
125
150
175
Soft seds
Sandstone
Faults
Faults
Multiples
1000 m

ATHABASCA BASIN

Lake Athabasca
ATHABASCA
BASIN
SASKATCHEWAN

Shallow Seismic Section Data

Lake Athabasca Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Date: May, 2008

Map Projection: NAD 83, UTM ZONE 13

Map Drafted by: Brian King (CanAlaska Uranium Ltd.)

Soft seds
Sandstone
Faults
Sandstone
1000 m

ATHABASCA BASIN

Lake Athabasca
ATHABASCA BASIN
SASKATCHEWAN

Shallow Seismic Section Data

Lake Athabasca Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Date:
May, 2008

Map Projection:
NAD 83, UTM ZONE 13

Map Drafted by:
Brian King (CanAlaska Uranium Ltd.)

Figure 6: Lake Athabasca Project Seismic Features	Figure 7: Further Lake Athabasca Project Seismic Features

The 2008 summer program is designed to provide additional structural and geochemical data in the area of the main VTEM targets to aid in defining drill targets. The principal tool is shallow seismic surveys, (see Figures 6 and 7 for examples of shallow marine survey profiles from CanAlaska’s adjacent Lake Athabasca Project). This will be complemented by lake bottom geochemistry and selected IP-Resistivity and Gravity geophysical surveys designed to directly detect clay alteration associated with the conductors and structural features.

All of the unconformity related uranium targets in the Athabasca have significant clay alteration and epithermal style alteration halos extending well into the overlying sandstone horizons, and most are associated with conductors, such as is seen in the current surveys.  The association of fault structures with these conductors is considered to be very significant, and these are immediate exploration targets for the Company

Mr. Michael Downes, Ph.D., P.Geo., V.P. North America, Mega Uranium Ltd. stated,  “Mega is pleased to see that the VTEM survey has provided very prospective targets in a part of the Athabasca basin where the depths to the “unconformity” are anticipated to be relatively shallow, between 100 and 300 metres.  The shallow lake depths and the other perceived exploration and development challenges, are well within the feasibility limits of modern exploration and the economics of the Athabasca high-grade style uranium deposits.   The Poplar property has seen limited past exploration due mainly to the technical limitations of historic geophysical survey methods, but the current program allows Mega to take advantage of CanAlaska’s highly experienced technical team in focusing on high quality targets.”

Michael Downes Ph.D., P.Geo., Vice President North America and Qualified Person for Mega has reviewed the technical content of this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th  day of May 2008.